Exhibit 99.1

Kenon Provides Updates with Respect to its Interest in OPC

Singapore, March 30, 2018. Kenon Holdings Ltd. (NYSE: KEN) (TASE: KEN) ("Kenon") announces updates in respect of its holding of OPC Energy ("OPC"), in which Kenon holds a 76% interest.

In August 2017, the Israel Electricity Authority (the "EA") received a letter from the Israel Concentration Committee stating that it believed that, for reasons of broad economy concentration (i.e. taking into account businesses owned by related entities of Kenon's controlling shareholder), OPC should not be granted a license for the construction of the Tzomet facility.

In March 2018, OPC completed the acquisition of 95% of the shares of Tzomet Energy, although Tzomet still requires (among other requirements) a license from the EA.

Kenon is considering various options which could address the letter from the Israel Concentration Committee, but no sale, in full or in part, of OPC is being considered.

This press release corrects an inaccurate press release that was incorrectly issued earlier today by PR Newswire.

Forward Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about Kenon's interest in OPC and OPC's development project Tzomet Energy, including statements with respect to Kenon's consideration of its options with respect to its interest in OPC and Kenon's intention with respect to its interest in OPC, and are based on Kenon's management's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon's forward-looking statements. Such risks include the risk that the EA license is not granted, that the Tzomet project is not completed, that Kenon changes its intention with respect to its interest in OPC, changes in circumstances and other risks and factors, including those set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.

Jonathan Fisch
Director, Investor Relations
Jonathanf@kenon-holdings.com
Tel: +1 917 891 9855

External Investor Relations
Ehud Helft / Kenny Green
GK Investor Relations
Kenon@gkir.com
Tel: +1 646 201 9246